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                   July 7, 2021

       Charles Arnold
       Chief Executive Officer
       Crosswind Renewable Energy Corp
       20295 29th Place, #200
       Aventura, Fla 33180

                                                        Re: Crosswind Renewable
Energy Corp a/k/a Community Redevelopment Inc.
                                                            Amendment No. 4 to
Form 10 filed June 28, 2021
                                                            File No. 000-26439

       Dear Mr. Arnold:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                   Sincerely,


                   Division of Corporation Finance

                   Office of Real Estate & Construction